UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ____________

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                HUHTAMAKI OY
                          SEAL ACQUISITION CORPORATION
                                (Name of Issuer)

                Shares of Common Stock, par value $0.10 per share
                         (Title of Class of Securities)

                                   812138 10 5
                                 (CUSIP Number)
Mr. Eero Aho                                        with copies to:
Huhtamaki Oy                                        Timothy B. Goodell, Esq.
Lansituulentie 7                                    White & Case LLP
02100 ESPOO                                         1155 Avenue of the Americas
FINLAND                                             New York, NY 10036
011-358-9-6868-81                                   (212) 819-8259


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  March 2, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ( )


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                  ____________

                                  SCHEDULE 13D

--------------------------
 CUSIP No. 812138  10  5
--------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Huhtamaki Oy.                I.R.S. Identification No.: Not Applicable
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) (X)
                                                                         (b) ( )
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         N/A
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      ( )
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         Finland
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING                     0
PERSON WITH                         ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            *
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            0
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            *
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         *
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      ( )

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         *
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
-------- -----------------------------------------------------------------------


* Huhtamaki Oy may be deemed to be the beneficial owner of the shares of the common stock of the Company reported herein through its ownership of all the outstanding shares of common stock of Seal Acquisition Corporation. Such shares of the common stock of the Company are not included above so as to avoid double counting.

                                  SCHEDULE 13D

--------------------------
 CUSIP No. 812138  10  5
--------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Seal Acquisition Corporation
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) (X)
                                                                         (b) ( )

-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         N/A
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      ( )
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING                     0
PERSON WITH                         ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            4,455,115
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            0
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            4,455,115
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,455,115
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      ( )

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40.2%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

          This statement relates to 4,455,115 shares (the "Shares") of common stock, par value $0.10 per share (the "Common Stock"), of Sealright Co., Inc., a corporation organized under the laws of the State of Delaware (the "Company"). The principal executive offices of the Company are located at 9201 Packaging Drive, DeSoto, Kansas 66018.

ITEM 2.  IDENTITY AND BACKGROUND.

          (a)-(c), (f) This statement is being filed by Huhtamaki Oy ("Huhtamaki"), a corporation incorporated under the laws of Finland, and Seal Acquisition Corporation ("Merger Sub" and, together with Huhtamaki, the "Reporting Persons"), a Delaware corporation and wholly owned subsidiary of Huhtamaki.

          Huhtamaki is a publicly traded Finnish corporation, the shares of which are traded on the Helsinki Stock Exchange. Huhtamaki operates through two major divisions. Its Polarcup operation is a leading manufacturer of rigid paperboard and plastic food packaging in Europe and the Asia Pacific region, and its Leaf operation is a major confectionery producer. The principal executive offices of Huhtamaki are located at Lansituulentie 7, 02100 ESPOO, Finland, telephone: 011-358-9-6868-81.

          Merger Sub was formed solely to acquire all of the outstanding capital stock of the Company. The principal executive offices of Merger Sub are located at c/o Huhtamaki Oy, Lansituulentie 7, 02100 ESPOO, Finland, telephone:
011-358-9-6868-81.

          The name, citizenship, business address, present principal occupation or employment and five-year employment history of each member of the Board of Directors of Huhtamaki, the directors of Merger Sub and the executive officers of Huhtamaki and Merger Sub are set forth on Schedule I hereto.

          (d)-(e) During the last five years, none of Huhtamaki, Merger Sub or, to the best of their knowledge, any person named on Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

          (a)-(j) On March 2, 1998, each of Huhtamaki and Merger Sub entered into an Agreement and Plan of Merger dated as of such date (the "Merger Agreement") with the Company. The Merger Agreement is incorporated herein by reference and is filed as Exhibit 1 hereto. The Merger Agreement provides that, upon the terms and subject to the conditions contained in the Merger Agreement, Merger Sub will be merged (the "Merger") with and into the Company, and the Company, as the surviving corporation in the Merger, will become a wholly owned subsidiary of Huhtamaki. Upon the consummation of the Merger, (i) all of the issued and outstanding Common Stock will be converted into the right to receive
(x) $11.00 per share in cash, without interest and (y) one half share in a new public company (the "Flexible Company") which will own the Company's flexible packaging business (such shares, collectively, the "Flexible Shares") and (ii) each outstanding share of the common stock of Merger Sub will be converted into one share of the common stock of the surviving corporation. Concurrently, with the execution of the Merger Agreement, Huhtamaki and Merger Sub entered into an Irrevocable Proxy and Stock Option Agreement dated as of March 2, 1998 (the "Proxy Agreement') with the George K. Baum Group, Inc. and certain related parties (the "Baum Stockholders") in respect of the Shares. The Proxy Agreement is incorporated herein by reference and is filed as Exhibit 2 hereto. Pursuant to the Proxy Agreement, the Baum Stockholders have agreed that they will vote in favor of the approval and adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated thereby and (ii) against certain other transactions. In addition, the Baum Shareholders have granted to certain officers of Huhtamaki irrevocable proxies to vote the Baum Shares as described in the immediately preceding paragraph for so long as the Merger Agreement remains in effect. Additionally, under certain circumstances, Merger Sub shall have the right to acquire the Baum Shares.

          The  purpose  of the  Merger,  the  Merger  Agreement  and  the  Proxy
Agreement is to enable Huhtamaki to acquire control of all of the outstanding capital stock of the Company. Upon consummation of the Merger, the Company will become a wholly owned subsidiary of Huhtamaki. Upon acquiring control of the Company, Huhtamaki will continue to evaluate the business and operations of the Company and will effect such changes as it deems appropriate under the circumstances and conditions then existing. Such changes could include, among other things, changes in the Company's corporate structure, capitalization or dividend policy.

          Except as otherwise discussed herein, neither Huhtamaki nor Merger Sub nor, to the best of their knowledge, any person set forth on Schedule I has any plans or proposals which would relate to or would result in any of the transactions described in sub paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) Huhtamaki and Merger Sub beneficially own 4,455,115 Shares, constituting approximately 40.2% of the Shares issued and outstanding as of March 2, 1998.

          Except as set forth in this Item 5(a), none of Huhtamaki, Merger Sub or, to the best of their knowledge, any of the persons named in Schedule I hereto beneficially owns any Shares.

          (b) Huhtamaki and Merger Sub, together, share voting power with respect to 4,455,115 Shares.

          (c) Except as set forth in Item 4, none of Huhtamaki and Merger Sub or, to the best of their knowledge, any of the persons named in Schedule I hereto, has effected any transaction in Shares during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except as described below, none of the Reporting Persons or, to the best of their knowledge, any of the persons set forth in Schedule I has any contract, arrangement, understanding or relationship with any other person with respect to any security of any Reporting Person. Concurrently with the execution of the Merger Agreement, and as required by Huhtamaki and Merger Sub, the Baum Stockholders, Parent and the Purchaser executed the Proxy Agreement).

          Merger Agreement. The Merger Agreement provides that, on the terms and upon the satisfaction of the conditions precedent contained therein, the Company will be merged with and into Merger Sub and will be come a wholly owned subsidiary of Huhtamaki. The Merger is conditioned upon, among the other things: the approval of holders of a majority of the outstanding common stock of the Company; the expiration or earlier termination of any waiting period (or any extension thereof) applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Australian Foreign Acquisitions and Takeovers Act or the Australian Trade Practices Act of 1974, as amended; the reorganization of the Company such that all of the assets and liabilities used in connection with the Company's flexible packaging business shall have been transferred to the Flexible Company; and the declaration and continuation of the effectiveness of a Registration Statement on Form S-4 with respect to the Flexible Shares. On consummation of the Merger, (i) all of the issued and outstanding Common Stock will be converted into the right to (x) receive $11.00 per share in cash, without interest and (y) one half of a Flexible Share and (ii) each outstanding share of the common stock of Merger Sub will be converted into one share of the common stock of the surviving corporation.

          Proxy Agreement. The following is a summary of the material terms of the Proxy Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof which is incorporated herein by reference and a copy of which has been filed as Exhibit 2 hereto.

          Stock Option. The Baum Stockholders have also granted to Huhtamaki and Merger Sub an irrevocable option (the "Option") to purchase the Shares at a purchase price per share equal to the lesser of (i) the amount to be paid to the Company's stockholders in connection with a Superior Proposal (as such term is defined in the Merger Agreement) and (ii) $14.43 in cash in immediately available funds; provided that if the Flexible Shares are not distributed as a part of the Redemption Consideration, such price will be $11.00 plus the cash paid as part of the Redemption Consideration. If Huhtamaki sells the Shares after the occurrence of an Acquisition Proposal to the Person making such Acquisition Proposal, then Purchaser shall pay to the Baum Stockholders one half of the amount of aggregate net proceeds in excess of $14.43 per Share received by Huhtamaki in such sale. Until the termination date of the Proxy Agreement, the Option may be exercised by Merger Sub, in whole or in part, at any time, or from time to time, after the occurrence of any of the following events: (i) the Baum Stockholders fails to vote or cause to be voted all the Shares in favor of the Merger and the Merger Agreement; (ii) the Stockholder attempts to revoke the proxy granted in the Proxy Agreement, or otherwise violate the terms thereof;
(iii) there occurs an Acquisition Proposal; or (iv) the Board of Directors determines that a proposal to acquire the Company is a Superior Proposal. For purposes of the Proxy Agreements an "Acquisition Proposa"l shall occur when, during the term of the Proxy Agreement, (x) any person or persons make an offer to acquire any shares of the Company's common stock at a price in excess of $14.43 per share, including the value of any equity interest in the new entity owning the Company's flexible packaging business, which is deemed to be $3.43 per cash share of the Company's common stock either by means of an tender offer, an offer to merge or consolidate or any other form of corporate reorganization, or (y) the Company or any of its representatives shall take any action to, directly or indirectly, encourage, initiate or engage in discussions or negotiate with or provide any information to any person or group of persons, in violation of the Merger Agreement (other than Purchaser) concerning any purchase of the Company's Common Stock or any merger, consolidation or sale of substantial assets or similar transaction involving the Company.

          Voting. The Stockholders have agreed that, during the period commencing on the date of the Proxy Agreement and continuing until the first to occur of the effective time of the Merger or the termination date of the Proxy Agreement, at any meeting of the Company's stockholders or in connection with any written consent of the Company's stockholders, the Baum Stockholders will vote (or cause to be voted) the Shares (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Proxy Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Proxy Agreement; and (iii) except as otherwise agreed to in writing in advance by Huhtamaki, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries, (C)(1) any change in a majority of the persons who constitute the Board of Directors of the Company; (2) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or By-Laws; (3) any other material change in the Company's corporate structure or business; or (4) any other action involving the Company or its subsidiaries which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transactions contemplated by the Proxy Agreement and the Merger Agreement. The Baum Stockholders have further agreed not to enter into any agreement or understanding with any person or entity the effect of which would be to violate the provisions and agreements described above.

          Representations, Warranties, Covenants and Other Agreements. In the Proxy Agreement, the Baum Stockholders have made certain representations and warranties, including with respect to (i) ownership of the Shares owned by the Baum Stockholders on the date of the Proxy Agreement; (ii) authority to enter into and perform its obligations under the Proxy Agreement; (iii) the ability of the Baum Stockholders to enter into the Proxy Agreement without violating other agreements to which they are a party and (iv) the absence of liens and encumbrances on and in respect of the Shares. The Baum Stockholders have also entered into certain covenants, including with respect to (i) restrictions on the transfer of the Shares and (ii) the waiver of their appraisal rights. The Baum Stockholders have agreed that, until the last day the Stock Option is exercisable pursuant to the Proxy Agreement, they will not, in their capacity as such , directly or indirectly initiate, solicit (including by way of furnishing information), encourage or respond to or take any other action knowingly to facilitate, any inquiries or the making of any proposal by any person or entity (other than Huhtamaki or any affiliate of Huhtamaki) with respect to the Company that constitute or reasonably may be expected to lead to an Acquisition Proposal, or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquires or to obtain any Acquisition Proposal, or agree to or endorse any Acquisition Proposal, or authorize or permit any person or entity acting on behalf of the Baum Stockholders to do any of the foregoing.

          Termination. The Proxy Agreement shall terminate, and no party shall have any rights or obligations thereunder, upon the earlier of (1) ninety days following the termination of the Merger Agreement pursuant to the termination provisions thereof; and (2) the effective time of the merger.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          The following exhibits are filed with this statement:

          1. Agreement and Plan of Merger dated March 2, 1998, by and among Huhtamaki Oy, Seal Acquisition Corporation and Sealright Co., Inc.

          2. Irrevocable Proxy and Stock Option Agreement, dated as of March 2, 1998, by and among Huhtamaki Oy, Seal Acquisition Corporation and certain other parties signatory thereto.

                                    SIGNATURE
                                    ---------


          Each Reporting Person certifies that, after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this statement is true, complete and correct.

Dated:  March 12, 1998                      HUHTAMAKI OY



                                            By_______________________________
                                              Name:  Eero Aho
                                              Title: Executive Vice President


Dated:  March 12, 1998                      SEAL ACQUISITION CORPORATION



                                            By_______________________________
                                              Name:  Eero Aho
                                              Title: President

                                  Exhibit Index
                                  -------------


     1. Agreement and Plan of Merger dated March 2, 1998, by and among Huhtamaki Oy, Seal Acquisition Corporation and Sealright Co., Inc.

     2. Irrevocable Proxy and Stock Option Agreement, dated as of March 2, 1998, by and among Huhtamaki Oy, Seal Acquisition Corporation and certain other parties signatory thereto.

                                                                      SCHEDULE I



                        DIRECTORS AND EXECUTIVE OFFICERS

Huhtamaki Oy

         Unless otherwise indicated, the principal business address of each person set forth below is c/o Huhtamaki Oy, Lansituulentie 7, 02100 ESPOO, Finland.

                                                                              POSITION: PRINCIPAl
           NAME                NATIONALITY        AGE                      OCCUPATION AND BACKGROUND
           ----                -----------        ---                      -------------------------
Supervisory Board
Paavo Hohti                      Finnish           54      Chairman of the  Supervisory  Board;  Mr. Hohti has been a member of the  Supervisory  Board of Huhtamaki  since 1990 and assumed the  position of Chairman in 1996.  Mr.  Hohti is Secretary General of the Finnish Cultural  Foundation ,
                                                           a   position   which   he   has   occupied   since   1989.
                                                           Additionally,  since 1991,  Mr. Hohti has been a member of the Supervisory Board of WSOY.

Urpo Kangas                      Finnish           47      Member,  Supervisory Board; Prof. Kangas has been a member of the Supervisory  Board of Huhtamaki  since 1996.  Prof.
                                                           Kangas has been a professor at Helsinki  University  since
                                                           1990.   Prof.   Kangas  was  appointed   Chairman  of  the
                                                           Association  for the Finnish  Cultural  Foundation in 1997
                                                           and  prior  to that  had  been a  member  of its  Board of
                                                           Trustees since 1992.  Prof.  Kangas has also been a member of the Academy of Sciences of Finland since 1994.

Mikael Lilius                    Finnish           49      Member,  Supervisory  Board;  Mr. Lilius has been a member of the  Supervisory  Board of  Huhtamaki  since 1996.  Mr.
                                                           Lilius has been President and Chief  Executive  Officer of
                                                           Incentive  AB since 1991.  From 1986 to 1996,  Mr.  Lilius served as a member of the  Executive  Board of  Huhtamaki.
                                                           Mr.  Lilius  also  currently  serves  as a  member  of the
                                                           Executive   Boards   of   AB   Ratos,    Perlos   Oy   and
                                                           Instrumentarium Oy.

Matti Liukkonen                  Finnish           52      Member  Supervisory Board; Mr. Liukkonen has been a member of the  Supervisory  Board of  Huhtamaki  since 1996.  Mr.
                                                           Liukkonen  is  currently a Chief  Advisor to the  European
                                                           Commission in Brussels, a position he has held since 1997.
                                                           From 1985 to 1996,  Mr.  Liukkonen  was  President  of OKO
                                                           Group  Central  Bank.  Mr.  Liukkonen  was a member of the
                                                           Board of the Finnish Cultural Foundation from 1992 to 1997 and  served as Vice  Chairman  of the  Board  from 1994 to
                                                           1997. In addition,  Mr. Liukkonen has been a member of the
                                                           Association for the Finnish Cultural Foundation since 1989 and  served  as  its  Chairman  from  1994  to  1997.  Mr.
                                                           Liukkonen is expected to resign from the Supervisory Board of Huhtamaki in the Spring of 1998.

Iiro Viinanen                    Finnish           54      Member,  Supervisory Board; Mr. Viinanen has been a member of the  Supervisory  Board of  Huhtamaki  since 1996.  Mr.
                                                           Viinanen is  currently  the  President  and CEO of Pohjola
                                                           Group,  a position  he has held since  1996.  From 1991 to
                                                           1996,  Mr.  Viinanen  served as  Minister  of  Finance  of
                                                           Finland.  Mr.  Viinanen  is  also  Vice  Chairman  of  the
                                                           Executive  board of Nokia  (since  1996);  a member of the
                                                           Executive  Board of UPM Kymmene  (since 1996); a member of the Executive  Board of Martela Oy (since 1996);  a member of the Executive  Board of Kone Oy (since 1997);  a member of the  Supervisory  Board of YIT-yhtyma  (since 1996);  a member of the  Supervisory  Board of  Finnair  Oyj  (since
                                                           1996);   and  a  member  of  the   Supervisory   Board  of
                                                           Orion-ythyma Oy (since 1997).

Pertti Voutilainen               Finnish           58      Member,  Supervisory  Board;  Mr.  Voutilainen  has been a member of the  Supervisory  Board of Huhtamaki since 1992.
                                                           Mr.  Voutilainen  is  currently  President  of Merita Bank
                                                           Ltd., a position he has held since  1995.From 1992 t0 1995
                                                           Mr.  Voutilainen  served as Chairman  and Chief  Executive
                                                           Officer   of    Kansallis-Osake-Pankki.    In   1997   Mr.
                                                           Voutilainen  became an  Executive  Board member of Pohjola
                                                           Group.  Prior to  assuming  this  post he had  served as a
                                                           Supervisory Board member of the group since 1993.

Executive Board
Timo Peltola                     Finnish           52      Chairman  of the  Executive  Board;  President  and  Chief
                                                           Executive  Officer.  Mr.  Peltola has been a member of the
                                                           Executive  Board since 1984.  In 1989 he became  President and Chief  Executive  Officer of Huhtamaki  and in 1993 he
                                                           assumed the position of Chairman of the  Executive  Board.
                                                           Mr.  Peltola also has served as Chairman of the  Executive board of Merita Bank Ltd.  since 1995 and as Vice Chairman
                                                           of  the  Supervisory   Board  of  the  Ilmarinen   Pension
                                                           Insurance  Company  (since 1994).  Mr. Peltola also serves
                                                           on  the  Supervisory   Boards  of  The  Finnish   Cultural
                                                           Foundation  (since  1995);   Aamulehti   Publishing  Group
                                                           (since  1993);  and The Finnish  Fair  Corporation  (since
                                                           1992).   Mr.  Peltola  has  formerly  served  as  Chairman
                                                           (1995-1996)   and  Vice   Chairman   (1994-1995)   of  the
                                                           Executive  Board  of Amer  Group  and as a  member  of the
                                                           Supervisory Board of the Pohjola Group (1992-1997).

Keijo Suila                      Finnish           52      Vice  Chairman  of the  Executive  Board;  Executive  Vice
                                                           President of Huhtamaki and President of  Huhtamaki's  Leaf
                                                           Group.  Mr.  Suila  has  been a  member  of the  Executive
                                                           Board  since  1989.  In  1992  he  became  Executive  Vice
                                                           President  of  Huhtamaki   and  in  1993  he  assumed  the
                                                           position of Vice  Chairman  of the  Executive  Board.  Mr.
                                                           Suila has been President of  Huhtamaki's  Leaf Group since
                                                           1988.  Mr.  Suila is  expected  to resign  during  1998 to become Chief Executive Officer of Finnair Oyj.

Eero Aho                         Finnish           58      Executive  Vice  President  and member,  Executive  Board.
                                                           Mr.  Aho has been a member of the  Executive  Board  since
                                                           1979  and  has  been  an  Executive   Vice   President  of
                                                           Huhtamaki since 1989.

Matti Tikkakoski                 Finnish           45      President  of  Huhtamaki's   Polarcup  Group  and  Member,
                                                           Executive  Board.  Mr.  Tikkakoski  has been  President of
                                                           Huhtamaki's  Polarcup  Group and a member of the Executive
                                                           Board since 1995.  From 1994 to 1995, Mr. Tikkakoski   was
                                                           Senior Vice President of Polarcup Asia, and  prior to that he served as head of Polarcup's Asia Pacific and  Northern
                                                           European divisions.



Seal Acquisition Corporation

          Unless otherwise indicated, the principal business address of each person set forth below is c/o Huhtamaki Oy, Lansituulentie 7, 02100 ESPOO, Finland. Seal Acquisition Corporation was formed in February 1998 solely to acquire all of the outstanding capital stock of the Company. Each of the following persons has occupied the positions with Seal Acquisition Corporation from the Corporation's inception.

                                                                              POSITION: PRINCIPAl
           NAME                NATIONALITY        AGE                      OCCUPATION AND BACKGROUND
           ----                -----------        ---                      -------------------------
Eero Aho                         Finnish           58      Chairman  of the Board of  Directors  and  President.  See
                                                           above.

Hannu Kottonen                   Finnish           40      Director and Vice President.  In addition to his positions with Seal Acquisition Corporation, Mr. Kottonen  is Senior
                                                           Vice President of Finance for Huhtamaki, a position he has held  since  1995.  Prior to that, Mr. Kottonen  held  the position of Vice President of Finance for Huhtamaki.

Juha Salonen                     Finnish           49      Director,  Secretary  and  Treasurer;  In  addition to his positions with Seal Acquisition  Corporation,  Mr. Salonen is Vice President, Corporate Administration of  Huhtamaki,
                                                           a position  he has held since  1989.  Mr. Salonen has also served as  Secretary of the  Executive  Board of Huhtamaki since 1984.